Filed by Sysco Corporation

Commission File No. 001-06544

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: USF Holding Corp.

Additional Information for USF Stockholders

In connection with the proposed transaction, Sysco currently intends to file a Registration Statement on Form S-4 that will include a consent solicitation statement of USF. Sysco also plans to file other relevant materials with the SEC. Before making any voting or other decision with respect to the proposed transaction, stockholders of USF are urged to read the consent solicitation statement/prospectus contained in the Registration Statement and other relevant materials because these materials will contain important information about the proposed transaction. These materials will be made available to the stockholders of USF at no expense to them. The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from Sysco at www.sysco.com/investors or by emailing investor_relations@corp.sysco.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Sysco with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information or its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Sysco Corp & US Foods Merger Call

Company Participants

•	Neil A. Russell

•	William J. DeLaney

•	Robert Chris Kreidler

Other Participants

•	John E. Heinbockel

•	Andrew P. Wolf

•	Karen F. Short

•	Greg Hessler

•	Meredith Adler

•	Ajay Kumar Jain

•	Edward J. Kelly

•	John W. Ivankoe

MANAGEMENT DISCUSSION SECTION

Operator

Please stand by. Good day, ladies and gentlemen, and welcome to today’s conference call to discuss Sysco’s merger with US Foods. Please note today’s conference is being recorded.

At this time, I’d like to turn the conference over to Mr. Neil Russell, Vice President of Investor Relations. Please go ahead, sir.

Neil A. Russell

Thank you, Holly. Good morning, everyone, and welcome to the conference call to discuss Sysco’s merger with US Foods, which was announced earlier this morning. Today, you will hear remarks from Bill DeLaney, our President and Chief Executive Officer; and Chris Kreidler, our Chief Financial Officer.

Before we begin, please note that statements made during this presentation that state the company’s or management’s intentions, beliefs, expectations or predictions of the future are forward-looking statements and actual results could differ in a material manner. Additional information that could cause results to differ from those in the forward-looking statements is contained in the company’s SEC filings.

This includes but is not limited to risk factors contained in our annual report on Form 10-K for the year ended June 29, 2013, and in the news release issued earlier this morning, which is posted in the Investors section at sysco.com, and can be found on the Sysco IR app, which can be downloaded from the iTunes App Store and Google Play.

At this time, I’d like to turn the call over to our President and Chief Executive Officer, Bill DeLaney.

William J. DeLaney

Thank you, Neil. We’re very excited to announce today that Sysco and US Foods have agreed to merge in a transaction valued at $8.2 billion. Sysco will issue approximately $3 billion or 87 million shares in common stock and pay $500 million in cash for US Foods’ equity and assume or refinance its net debt. We believe this combination will create a world-class food service company with unparalleled customer service capabilities and unprecedented operating skill. We expect the transaction to close in the third quarter of calendar year 2014.

Upon finalizing the merger, we will move forward as one company with annual sales of approximately $65 billion. Both organizations share a rich heritage built in part by several key strategic acquisitions over the years as well as by attracting and developing a highly talented group of associates and leaders.

We share complementary strengths including customer-centric cultures, dedicated associates, broad product portfolios, supply chain excellence and a commitment to continuous improvement. Most importantly, we share similar visions of transforming our companies to more effectively support our customers in this increasingly challenging industry.

This combination is absolutely consistent with Sysco’s three strategic areas of focus. First, driving sustainable profitable growth. We expect to continue the practice of both companies of growing through strategic acquisitions that strengthen our capabilities, expand our reach, and increase profitability. In addition, we’ll continue to listen carefully to our customers and leverage those insights to build upon our core strengths including our broad and innovative product assortment, passionate food people, and business solutions that go beyond food.

We believe this approach will result in enhanced customer satisfaction and increased customer retention. To do this, we need great people. We are committed to developing the talents for our associates and I’m especially working forward to welcoming US Foods’ employees to the team.

Our second area of strategic focus is around operating margin. In this industry we distribute locally and compete street by street. This combination gives us the opportunity to, one, take meaningful costs out of the system while improving the customer experience, which includes lowering product and distribution cost; two, integrate higher margin products; and three, develop a more effective and efficient enterprise structure supported by the best possible technology.

Our third area of strategic focus highlights optimizing our asset management and growing our free cash flow. This combination allows us to more efficiently utilize our assets, invest prudently in our core business and significantly enhance our free cash flow and leverage our capital structure. This transaction is the ultimate use of our capital structure as a competitive advantage.

All this is why the combination is such a good fit for us at Sysco. It also works very well for other stakeholders, and we believe we will really raise the bar for the entire industry. Supporting the success for our customers is foundational to everything we do, and our combined strengths will deliver even greater value.

Customers should expect more services and innovation over time, and most importantly this merger will better position us to achieve the vision we have for Sysco to be our customers’ most valued and trusted business partner. Suppliers will benefit, too. Together Sysco and US Foods can achieve shared efficiencies as well as create a more robust platform for enhanced innovation and development of exclusive products.

I truly believe that the associates of both US Foods and Sysco have great career opportunities ahead. As I look at the heritage of both companies, it’s clear that these kinds of combinations drive more innovation and best-in-class services. The result for passionate food service people is more fulfilling work and a big opportunity for career development. This is the catalyst, and for the people that enjoy moving forward, they will remember this transaction for the rest of their careers.

As part of this merger, we also expect to be able to leverage revenue growth by lowering our cost to serve through substantial operating efficiencies, a clear benefit to Sysco shareholders.

Now I’ll turn it over to Chris to talk more about the financial details.

Robert Chris Kreidler

Thanks, Bill, and good morning, everyone. It’s a very exciting day for Sysco and the culmination of a lot of hard work and effort over a very short period of time. The total enterprise value of the transaction we have to announced today is approximately $8.2 billion. Purchase price represents a 9.9 times multiple of the US Foods’ trailing 12-month adjusted EBITDA of $826 million.

Sysco will pay approximately $3.5 billion for the equity of US Foods, comprised of approximately $3 billion of Sysco common stock and $500 million of cash. As part of the transaction, Sysco will also assume or refinance US Foods’ net debt, which is currently approximately $4.7 billion. Sysco has secured fully committed bridge financing and expects to issue permanent financing prior to closing.

After completion of the transaction, the equity holders of US Foods will own approximately 87 million shares or roughly 13% of Sysco. A representative of each of US Foods’ majority shareholders, affiliates of Clayton, Dubilier & Rice LLC and Kohlberg Kravis Roberts & Company. L.P., will join Sysco’s Board of Directors in closing.

The combined companies at closing are expected to have annualized sales of approximately $65 billion and generate operating cash flows of approximately $2 billion. We expect the transaction to generate significant strategic benefits and cost synergies, achieving annual synergies of at least $600 million after three years to four years. These synergies will be derived primarily from supply chain efficiencies, merchandising activities and overlapping general and administrative functions.

The transaction is expected to be immediately accretive to earnings after adjusting for transaction-related costs and amortization of intangibles. And that accretion will grow larger as the synergies are realized. We expect total expenses to achieve these synergies to be in the range of $700 million to $800 million spread over three years. Sysco expects to maintain a strong investment grade rating.

Additionally, Sysco is committed to continuing to invest in its dividend and returning value to shareholders. The transaction which is expected to close in the third quarter of calendar year 2014, is subject to customary closing conditions and regulatory approvals, including antitrust approval.

Now with that, I will turn it back over to Bill for some closing comments.

William J. DeLaney

Thank you, Chris. I’d like to take this opportunity to thank the US Foods’ team for their partnership in this transaction. It’s obviously a challenging time-consuming process to bring two companies together. Appreciate their professionalism and engagement in turning this process.

I’d also like to thank the professional advisors for both Sysco and US Foods, all whom have dedicated a significant amount of time and effort to this transaction. And of course, I’d like to also thank the members of the Sysco team, who have contributed so much time and effort to date. All of these groups have gone above and beyond to do what’s right for our shareholders.

In closing, we are very excited to announce this merger today because of the many benefits it brings to customers, suppliers, employees and shareholders. This transaction provides an unprecedented opportunity to raise the bar in our industry for customer satisfaction, operational excellence, workplace and food safety as well as sustainable business practices and, along the way, support our customers in running their businesses more effectively.

With that, operator, we’ll now take questions.

Q&A

Operator

Thank you. [Operator Instructions] We’ll take our first question from John Heinbockel with Guggenheim.

<Q - John E. Heinbockel>: So, Bill, a couple of things. I wanted to talk about synergy and then another question. The

$600 million, can you give a little more color? So you think about buying, you think about route density being more efficient and then overhead. What are the biggest buckets and purchasing is one of them, I assume it is. When do you think about branded corporate brands not for resale, how do you size those out?

<A - William J. DeLaney>: John, let me start. I don’t know if I’d be able to answer all those questions today. Again, we’re just announcing the deal.

<Q - John E. Heinbockel>: Yes.

<A - William J. DeLaney>: I would say you nailed it. It’s a mix of all the above. Certainly, we would expect to create some purchasing, cost savings as we’re already doing in our respective category management initiatives. But keep in mind, both of those – both companies, those initiatives are driven by growth first, a broader assortment, innovation and then taking some costs out of purchasing side, but we do see opportunities on the G&A side and on the supply chain side more broadly speaking.

And certainly to your point, as you get into route density and some of the operating efficiencies to scale, combining the scale book companies that that will bring us as well. So it’s a good mixture of all the things you are talking about and those are all cost-related synergies both on the product and operating side.

<Q - John E. Heinbockel>: Is purchasing the biggest bucket or you don’t think so?

<A - William J. DeLaney>: I wouldn’t say that. But I mean, it’s significant.

<Q - John E. Heinbockel>: All right. And when you talk about – look at the $600 million, do you have any broad idea, how much of that has to get or you’d like to reinvest back in the business or is the idea to flow that right to the bottom line?

<A - William J. DeLaney>: Go ahead, Chris.

<A - Robert Chris Kreidler>: Yes, John, this is Chris. Let me [indiscernible] (12:01) here. We look at this $600 million as being synergies that we’re going to be able to flow down to the bottom. So, said in other way, there are going to be some cost. We talked about $700 million, $800 million of expenses to achieve those synergies. So we’ll identify those. But within each line item of specific synergy that we would go after, we’re capturing a gross, we’re capturing what we think we might have to spend back and then we’re capturing, I guess for the lack of better word, a net. So the $600 million is what we think we’ll be able to flow through.

I want to go ahead and take the opportunity because I know there will be a lot of questions about synergies to go ahead and save us time, we are very early in the process here. We’ve done a lot of work. We’ve got a lot of identified very specific synergies that we would expect to go after. We’re very early in the process of being able to put real detailed specific numbers on a piece of paper that we’d be willing to talk about. So we feel good in total, but in terms of specifics, we’re going to have to get further indoor integration plans before we’re going to be able to talk about those.

<Q - John E. Heinbockel>: All right. Then just one last thing on those $700 million to $800 million. Is that – that goes beyond simple closing costs and severance and stuff like that, right, but this is – is this more like business transformation type expenses that’ll be pretty consistent over a three or four-year period?

<A - Robert Chris Kreidler>: Yes. So the $700 million, $800 million of what we’re calling expenses to achieve the synergies and, again, we’re going to obviously firm that number up as we get further in integration, those are things like severance costs, but there are also expenses that we know that we’re going to have to incur in terms of integration, support and consultants, and things of that nature. So, there are big buckets that are in there.

There will be some additional capital that’s required when we start thinking about putting out – integrating the IT systems and depending on what we do with the facility footprint and things of that nature. We’ve got some estimates, but again we got to get further into integration to know exactly what those capital costs would be.

<Q - John E. Heinbockel>: All right. And then one last thing, I assume you’re pretty comfortable with the regulatory process, you wouldn’t go forward with this I imagine. But it also looks like you’re building in some level of divestiture. Is that – a couple of billion dollars anyway, is that fair?

<A - Robert Chris Kreidler>: Yes. To be honest, we’ve not modeled in any divestitures into our formal models. We obviously have to go through discussions with the regulatory authorities and we will do that. But we’ve not built in anything in our models in terms of divestitures.

<A - William J. DeLaney>: I think we’re just using round numbers there, John [indiscernible] (14:43)

<Q - John E. Heinbockel>: Okay.

<A - Robert Chris Kreidler>: We are.

<Q - John E. Heinbockel>: Okay, thanks.

Operator

Thank you. And our next question will come from Andrew Wolf with BB&T Capital.

<Q - Andrew P. Wolf>: All right. Good morning and congratulations on announcing the deal. I wanted to ask you about your experience in large acquisitions and you got SERCA in Canada about 10 years ago and then, obviously, a longer time period ago Continental. First on, just a synergy realization, just it seems like two points, almost 3% of sales to me, it seems like pretty high number. But maybe you could, either out of SERCA or Continental, maybe you did achieve those kind of numbers. And if you didn’t, I’m really trying to get to as well, do you think that what you’re doing with business transformation is sort of the difference between what you’ve realized in the past and what you’re putting out for synergies now?

<A - William J. DeLaney>: Well, Andy, if you go back as far as I do, if you could remember the CFS Continental deal, I would say this deal is very different than those two, and CFS and SERCA, SERCA for those of you who don’t know was – is a deal that we did probably eight or nine years ago in Canada where we filled in most of the geographics up there and CFS was a deal we did in late 1980s which was similar, was more filling in green space that Sysco hadn’t previously been in a big way.

So I’d say this deal is different than that and the synergies would be realized somewhat differently. So again, going back to the earlier question, it’s a combination of leveraging our purchasing capabilities, at the same time developing more innovative products, broader and more appropriate assortments, again working through the [indiscernible] (16:29) work that both companies are doing, and it’s about improving productivity.

As we’ve talked in the past about our strategy, we talked about enriching the customer experience and we talked about operational excellence. So we see a lot of opportunities to improve productivity at every level of these combined companies, in the admin side of the business, supply chain and throughout both organizations. So it’s not one area, but it’s about productivity improvements as well as leveraging our purchasing capabilities.

<A - Robert Chris Kreidler>: Yes, let me jump in. Obviously, you can start to look at synergies and things like this as a percentage of sales and while that may work across a number of industries, the low margin nature of this industry, you’ll come out with a frankly a bad number. We didn’t approach this as a percentage of sales or percentage as a gross profit or anything like that. We literally went function by function, line by line and looked at what we might be able to accomplish by combining the two companies and then we, through doses and doses of conservatism on that, to be very careful about the speed at which we try to go get those synergies.

So, it may sound like a big number. We actually feel very comfortable with the number and the process we used to go get it. Now that being said and going back to my last answer, we’re still very early in the process of figuring out integration and we’ll firm up all these numbers and timeframes as we go forward.

<Q - Andrew P. Wolf>: Yes, I appreciate that. And you can say it’s 1% of the combined business, so depends right when you use those kind of ratios. But I guess what I really wanted to also on my follow-up is the SAP installation, not both at Sysco and I presume at U.S. Foodservice, how central to the realization of the synergies, business transformation including, getting the entire pro forma business on SAP?

<A - William J. DeLaney>: It’s very important Andy, to your point. So, the way we see it right now with the work we’ve been able to do and to Chris’ point, that will be a key part of the integration work, is well over the next six months or so. Both companies can run on their current systems. We believe that we can create post closing some crossover compatibility that will allow us to gradually run the business in a more cohesive way. And at this point in time, we see the SAP platform as the steady state platform, but it could take two, three years to get that fully developed. That would be the platform that we’re looking at putting the business on.

<A - Robert Chris Kreidler>: Yes, as we thought about continuing the rollout of SAP, I do want to be careful to say that we’ve taken into account, what IT solutions we need for the synergies and the timeframe to get to those IT solutions. So, the $600 million isn’t sitting around waiting for SAP to be rolled out across all of our companies. Now there are plenty of synergies we can get after before SAP is installed everywhere and this overlay that Bill referred to frankly is going to be important and much easier to get after, that will allow us to get to a vast majority of the synergies before SAP.

<Q - Andrew P. Wolf>: Thank you.

Operator

Thank you. And our next question will come from Karen Short with Deutsche Bank.

<Q - Karen F. Short>: Hi there. Thanks for taking my question. Congratulations. I just want to ask a question about – in terms of the synergies, just so I understand, are you saying that that you will continue on with your business transformation and that is one of the component that is required in order to achieve the synergies, or did I misunderstand that?

<A - William J. DeLaney>: Karen, it’s Bill. So let’s just kind of do a timeline here. So we’ve got a three-year roadmap that we’ve taken you through. We’re about halfway through that right now. So we expect this deal to close in the fall of 2014. So it will be two plus years into our transformation work. US has their own transformation schedule there on. So, there will be some overlap there in year three, and we’ll have to assess some timing and synchronization, that type of thing. But generally you should look at us to continue to move down our path, they’ll move down in their path, and then when we come together, we’ll take the best of both.

<Q - Karen F. Short>: Okay. And the US Foods’ LTM EBITDA, the $826 million, does that include their business transformation cost or there – is that.

<A - Robert Chris Kreidler>: Yes. You’ll have to – if you want to pull their filed information, they do file that $826 million on an adjusted basis, Karen. And so I do believe that they add back some of their business transformation expenses and they explain that in their documents.

<Q - Karen F. Short>: Okay. And then, I guess I’m curious, you’ve mentioned that you thought that there would be limited FTC divestiture requirement. I guess, when I look at your facilities, line-by-line versus theirs, I mean, there is definitely significant facility overlap. So, I guess, I’m wondering, why you think the FTC would not require some fairly [ph] onerous (21:42) divesture about the churn, and then I guess the follow-on on that is, I was under the impression that that might have been one of the reasons why you passed on US Food many years ago. And maybe that’s not an accurate statement, but maybe a little color there?

<A - William J. DeLaney>: Yes, I will give you a lot of color there, Karen, I’m going to give it quick. We didn’t say that there wouldn’t be any divestiture discussions or potential divestitures. What we meant to say or tried to say was, in terms of our modeling, the only thing we can model are the two businesses as they stand today.

Now, we wouldn’t be going forward if we didn’t think that we’re going to have a successful outcome here, but at the same time, we expect as we’ve signaled, that there will be a review process and it will take several months and we’ll have some good discussions along those lines. So, there could be very well be some divestitures. Our point I think is that, we’ve modeled what we can today, and even with some divestitures, we still see this as a very attractive deal.

<Q - Karen F. Short>: Okay. And what was, just remind me in terms of the history, and I know, obviously US Food was for sale many years ago and I mean, you obviously talked to them. I guess what’s the difference today versus several years ago?

<A - William J. DeLaney>: Yes, good question. We looked at it, I guess, almost seven years, six and half years ago, when it was sold. I think the industry was different there in terms of where we saw growth and opportunity, valuation was an issue at that point in time. And I think the other thing I would say to you, if we had done that deal back then, there would have been significant synergies and we would have been confident that we could go out and get them.

What I feel especially good about this deal right now is, when you look at book companies, these two companies, I think, are the most proactive in the industry right now in terms of making the changes that we think we need to make, given the climate of the industry and given the challenges that our customers have today. So, I think we’ve got the best of both the worlds here in terms of synergy opportunities, but also a mindset for continuous improvement.

<Q - Karen F. Short>: That’s very helpful. Thanks.

Operator

Thank you. And our next question will come from Greg Hessler with Bank of America.

<Q - Greg Hessler>: Hi. Thanks for taking the question. In terms of the credit rating, I appreciate the commentary in the press release. When you guys think about, what is the strong investment grade credit rating, what sort of action do you expect from the agencies and do you plan to target kind of a low A credit rating or a high BBB, just trying to figure out how you guys think about the rating on a go forward basis?

<A - Robert Chris Kreidler>: Hey, Greg, this is Chris. We’ve talked to both of the primary credit rating agencies that cover us. I am sure that they will be issuing releases a little bit later this morning as they’ve not already released them today. So you can read their thoughts live. And then, look, we generate significant cash flow already. Post this transaction, it will be even stronger.

We expect to stay strong investment grade. We can all debate what that means, but we’re quite happy in the A range. But we’ve always said that for the right strategic transaction, if we needed to fall below the A range down to a BBB plus, that’s certainly not something we wouldn’t consider for the right strategic transaction.

We’ll see where things fall out here. But we expect we’ll stay strong investment grade and with the cash flow that we would be gaining here from US Food as well as the tremendous synergies that we expect, we’re going to have plenty of flexibility in the future to both pay down debt, support the dividend, support the growth and the dividend, find additional strategic opportunities to frankly do what we need to do to continue to drive growth.

<Q - Greg Hessler>: Okay. And is this - I mean as you look at this transaction, is this a little bit of a sea change in terms of how you’re thinking about like capital allocation, and because you have historically managed the balance sheet pretty conservatively, do you think like over the next couple of years do you expect to use cash flow to reduce debt or do you think kind of on a go-forward basis 2.5 times leverage is the right place to be, because it gives you more flexibility to do M&A to drive future growth?

<A - Robert Chris Kreidler>: Yes, look, I would not characterize this announcement today as a change in our capital structure strategy or philosophy. It starts with we need to generate significant amounts of cash. We need to support our dividend because it’s very important to our shareholders, as well as the growth in that dividend. We like to do acquisitions. They’ve been generally smaller acquisitions over the last few years. This is obviously a large one.

And then, we’re going to reinvest in our business through capital and we’re going to find ways to return the cash to our shareholders, as well as maintain what we call a fortress balance sheet, which is a very strong balance sheet. It’s by virtue of that strong balance sheet that we could do things like business transformation, and we could do things like this transaction. So, I wouldn’t read too much into the way we’re funding or capitalizing this or the fact that we’re doing this deal as a change in our strategy in terms of how we manage our capital base.

<A - William J. DeLaney>: I would just add to that, Greg, it’s Bill, and you might need to be a Sysco historian to be able to speak to this, but going back to Andy Wolf’s question, we’ve always taken a position that we’re fairly disciplined in terms of how we look at our acquisition opportunities. We do keep a pretty conservative balance sheet, but we do that for days like today, where we have an opportunity to leverage off more strategic deals.

And that CFS Continental deal that Andy referenced, we’d leverage that significantly admittedly long time ago but by those days standards, we leveraged up a fair amount and we paid the debt down with cash. And so, we expect to generate a lot of cash here and we would continue to hope to utilize our balance sheet in the right way.

<Q - Greg Hessler>: Okay. And then last question for me is just on the existing debt that is outstanding for US Food. They have 8.5% 2019 bonds that are outstanding. This transaction it looks like you’re saying the third calendar quarter of 2014. You can take out these US Food bonds ahead of that. When do you guys expect - well, can you give any commentary around the strategy for the US Foods debt and, if not, when do you think you might have an update for us there?

<A - Robert Chris Kreidler>: Yes. We’re not going to comment about that today other than to say that we will either refinance or assume depending on what we’re allowed to do all of their debt and we’ll frankly start - we’ve already begun the process of doing that. You’ll see some stuff coming out here in the next couple of days. But between now and closing, we’ll make it known what we’re going to do, how we’re going to do it and the timing.

<Q - Greg Hessler>: Okay. Thanks guys.

<A - Robert Chris Kreidler>: Thank you for the questions.

<A - William J. DeLaney>: Thank you.

Operator

Thank you. And our next question will come from Meredith Adler with Barclays.

<Q - Meredith Adler>: …very much for taking my question. I wanted to talk about something I was under the impression about the way the industry works, that restaurants always wanted to have more than one broadline supplier and that if you ended up having overlapping customer lists with U.S. Foodservice, you had some risks that the customers were going to go out and try to find another distributor. Could you talk a little bit about the customer lists, how much they overlap and whether that - what I have heard about the industry still stands to be true?

<A - William J. DeLaney>: Sure. I’ll start with that Meredith. So I think what you’ve heard or what you sense is absolutely true. Most customers - what we call street customers generally have more than one distributor. I will tell you, I think over the last few years, they have fewer distributors than they used to. So they may have gone from seven to four, three to two, that kind of thing, again, generalizations. So I think there has been some consolidation of that.

Keep in mind that, there’s 15,000 of us out there throughout. And so there’s national players, the regionals and the local and the niche players. So we have in our modeling, I think, made an attempt to factor in some of that risk in the first year or two, so to speak, of the acquisition as there is some disruption and so we probably have been a little more conservative on our sales growth the first couple of years.

At the same time, I would tell you, as we put these companies together and begin to maximize the strengths of both companies, we would certainly hope to earn back any business that we would lose. So there’s certainly some merits to what you’re saying and we’ve factored that into the extent that we can. But again we think the cost saving, the synergies there are very significant.

<Q - Meredith Adler>: And then I do have another question to the extent that within that $600 million or maybe it’s really even more is procurement. My understanding is that the category management process is, in fact ,fairly challenging, that your customers often have a strong view about who the vendors should be and that it has been difficult maybe except for the most commodity like items, it’s been difficult to really realize the scale within your own business, let alone between another business. Is that not true? I know you focus - you’ve talked about trying to give customers more but in the end, the synergy will come from, I think, SKU rationalization, and I’m not sure you’ve been able to accomplish that so far. Could you talk a little bit about that?

<A - William J. DeLaney>: Sure. Let me start with kind of, I guess, the general statement. Anytime you drive change, there are challenges and there are difficulties. So, we’re driving a lot of change in our company today and so is US Foods. I would say to you that we’re reasonably pleased with the progress we’re making on the category management side. Our customers are working well with us. Our sales force is working very hard at it. The key to the whole deal is to bring the customer along in the process and allow them to be knowledgeable of what the opportunities, what the attributes are of the new product, if in fact that is necessary to change.

The way we approach the category management really does start with growth, not necessarily for one quarter or one year, but to position the company to have a strong foundation to grow for the next several years. Add to that, the assortment opportunity in terms of broadening the assortment, bringing more innovative product, the US Foods folks are doing a nice job on product development. So, we see big opportunity here over the next three years, five years to optimize that assortment to bring new innovative products to the customers and to sell that and market that in a way that the customers will respond.

That’s not inconsistent with the fact that there will be some ups and downs as you go through that process anytime you take on that change, but again this is a highly strategic acquisition with a three-year to five-year time outlook to optimize all the benefits. So, we will have challenges. We have challenges today. But again, when you put the best of both these companies together, we think we’ll actually be better positioned to drive up this type of change.

<Q - Meredith Adler>: Okay. And then I just have one final question. There is a paragraph in the press release that talks about compelling strategic rationale and then it talks about complementary strengths. Could you maybe - because

U.S. Foodservice has been very, very private for a long time. I know they’re public now - sorry, they filed public financial statement now. Could you talk about what their competitive strengths are compared to Sysco and what the best practices are you think you can share with each other?

<A - William J. DeLaney>: Sure. I’ll speak to that. It’s first time I’ve ever had the opportunity to speak from that perspective. But when we talk about complementary strengths, I mean, generally, we’re both pretty good at what we do and there is a lot of similarities in the companies. I would say, even if you go back the last four years, five years, six years, we’ve been I think on the leading edge of a lot of the work with business reviews, menu announces. We’ve always had very large number of marketing associates out there, good productivity in terms of number of accounts per MA. Both companies are either using or beginning to use a CRM tool.

I think where we’ve heard and seen from our vantage point so far with US Foods, I just alluded to actually, they’re doing some interesting things on the product development side and in particular with innovative products and we think that that’s a very exciting opportunity. They’re doing some things that are resonating well in the marketplace on customer facing technology, both standard ordering as well as some mobile type of applications as well. They have a small startup business in cash and carry. We’re particularly strong, we feel, on the supply chain side of things. So, those would be three or four examples of where we think we complement each other quite well.

<Q - Meredith Adler>: Thank you very much.

<A - William J. DeLaney>: Welcome.

Operator

Thank you. And our next question will come from Ajay Jain with Cantor Fitzgerald.

<Q - Ajay Kumar Jain>: Hi. Good morning and congratulations. I wanted to ask a follow-up question on the FTC issues in terms of how you plan to deal with some of the redundancies in your combined operations and also if you expect any potential for negative synergies. I mean you talked about the duplication with some of the distribution infrastructure where there is a lot of overlap, but can you also comment about any redundancy with your sales force? My guess is there is a lot of marketing associates to cover identical regions and probably cover very similar accounts.

<A - William J. DeLaney>: I’ll start and let Chris jump in here. I’m going to do my best here. I’d say that there is some overlap and that overlap is both from a distribution standpoint as well as from a sales associate and marketing, associate territory standpoint, but maybe not as much as you might think. And so, from our standpoint, our goal obviously going into this thing is to retain every customer and to grow the business. Will that happen 100% first year or two? Probably not, but the more that we can do that and the less redundancies will have in the sales force.

So as you heard in my prepared comments, we need great people here. We need them in sales, we need them in marketing, we need them in delivery and warehouse and in admin. So we will have some overlap here, but at the same time the opportunity for us is to continue to strengthen these customer relationships and growth the business. To the extent that we lose some business then we’ll make the appropriate adjustments. So I’m not - it’s not that we’re not concerned about that, but we do believe we factored that into our modeling on the value of the transaction.

<Q - Ajay Kumar Jain>: Okay. And as a follow-up, I don’t know if you can comment on your overall combined market share if you could speak to that and also, if you’ve got any view on your market share among the street account customers and if you feel like your share among the higher margin street account customers could - whether that could raise any potential issues from any FTC perspective?

<A - William J. DeLaney>: Well, I’m not going to get into the specifics of the FTC perspective, but they will look at it by market and generally market needs, local market. They’ll look at other aspects of the transaction as well. We’ve got public documents out there. We think our market share is about 18% and they’re about half our size. So, mathematically, you’re talking over 25% give or take.

With that said, the market’s a very dynamic market. I mentioned before, there is 16,000, 15000, 16,000 distributors out there. We’ve seen more non-traditional competitors come into this space in recent years. So, we do our best to give you some feel for market share and our ability to grow it, but the fact is it’s not a precise number.

<Q - Ajay Kumar Jain>: Okay. Just lastly, Bill, could you talk about why you chose this particular time to do the transaction, because I think this has been one of the age-old questions in your industry, it’s been whether the U.S. Foodservice and Sysco combination makes strategic sense. So, I think the opportunity has come up many times in the last 10 years or so and I’m just wondering if you can speak to the timing why you passed on this in the past when it was being shopped around I think five years ago and even before that after I think Ahold had some initial accounting and integration issues with US Food?

<A - William J. DeLaney>: Sure. Well, as we’ve talked about, I’d say in the last couple of years, we worked very hard, very aggressively to develop a pretty broad and deep pipeline for acquisition opportunities, large and small. You want to be in a position to basically have some leverage as you look at deals or acquisitions. In this particular case, I think we just happened to hit the right point in time, so to speak.

As I said, we see significant opportunities for synergies. We see two companies that are more similar than they’re different in terms of the approach to the business today. And from a valuation standpoint, that is more in line than what it had been in the past when we’ve had an opportunity to look at the transaction.

<A - Robert Chris Kreidler>: I think the other thing I’d add in there, we’ve commented on some of our public calls before that when you try to do these larger strategic transactions, especially timing is important, you need a willing buyer and a willing seller. And we haven’t been able to align the stars in all cases when we would apply.

This particular case, I think the owners have been analyzing their potential exit strategies. And prior to initiating something like an IPO or something like that, they wanted to talk about whether a strategic transaction would make some sense. And that’s how the conversations began. I would say that they are very bullish on the combination, which is why they asked for, and they are getting stock in the company. And I am sure they’re going to be very excited to see the synergy realization.

<Q - Ajay Kumar Jain>: Great. Thank you.

Operator

Thank you. And our next question will come from Edward Kelly with Credit Suisse.

<Q - Edward J. Kelly>: Thanks very much guys.

<A - Robert Chris Kreidler>: Good morning, Ed.

<Q - Edward J. Kelly>: Couple of follow-ups. Is the 87 million shares fixed or is the $3 billion fixed?

<A - Robert Chris Kreidler>: The 87 million shares is essentially fixed subject to some small adjustments, which I’m sure we’ll detail in the 8-K filing, et cetera, but it’s the shares that are fixed.

<Q - Edward J. Kelly>: Okay. Great. And then, Meredith touched on this, the possibility of negative synergies from the combination of revenue side. And you gave a good answer to that. I wasn’t sure, does the $600 million synergy target incorporate any offset to that from something like a negative synergy from combining number one and number two or are you modeling that out as you sort of think about revenues over the next few years?

<A - Robert Chris Kreidler>: Yes. Look, so the model ties together, and what we believe we’re going to get from the synergies is both baked into or derives from our sales assumptions, our flow-through assumptions and profitability assumptions ,et cetera, right. So what we’ve assumed in terms of whether you call it disruption or dissynergies, whatever term you put on it, kind of initially here with the customer base, those assumptions are near-term and then they get worked out over time in our model. The synergies track that.

So, to the extent that there may be - the sales growth is not as robust longer term as it is in the near-term because of that noise in the system, we don’t believe we get the synergies related to that volume early on. The synergies come into play later on as sales start to grow and volume starts to grow, et cetera. So, it all ties together in terms of the assumptions. We’re not assuming some disruption on the front end that has no impact on synergies on the backend.

<Q - Edward J. Kelly>: Okay. And that disruption that we’re talking about, how material could something like that be or we just - are we spending too much time on it?

<A - Robert Chris Kreidler>: Well, I’m not going to say you’re spending too much time on it. I guess though, I can’t give you enough information for you to spend a lot more time on it. It depends on what your assumptions are. Look, as Bill said, any time there is change, you’ve got the potential for challenges, including challenges on the customer and the sales side. So, we’re realists. We understand that.

But immediately starting frankly today, in terms of communication efforts and certainly post closing, our goal is to not to lose a single customer, whether we can achieve that or not is another story, but we certainly are going to set out to retain every customer, right, proving to all of our customer that this is a great combination that works in their interest down the road.

<A - William J. DeLaney>: Yes. This is Bill. I will just add, obviously, we’re acutely sensitized to this discussion and we’ve had a lot of opportunity to look at it and talk about it internally. And there’s different views in our shop and there’s probably different views between us and the folks at US Foods. So, again, I don’t think we’ll spend too much time on it. I think it’s just one of those deals that you can’t totally quantify it prospectively. It’s a risk. We feel like we’ve modeled it to a reasonable extent. But with that said, on day one, we will move forward operationally that we’re going to minimize any customer [ph] flake. (43:18)

<Q - Edward J. Kelly>: Okay. And then just last question for you, Bill, you’ve talked a little bit about both companies being very proactive with making the appropriate changes to go forward with the business. Can you talk a bit about where - we know where you are, right, in sort of the strategy, but can you talk a bit about where US Foods is and how well aligned are they to business transformation, to category management, where are they in that process? Do they run SAP at this point?

<A - William J. DeLaney>: They don’t run SAP, but I’m not sure that that is overly connected to transformation. SAP just happens to be the platform that we chose to ultimately run our business off of. But I would say, they’re very aligned at their senior level and in terms of driving out, not just category management, but some functionalization, their enterprise structure is a little more functionalized than ours and what that means is they are - they’ve got reporting lines that go into supply chain and the merchandising directly in the finance and HR from their field organization. So, I would say in the last three years under John Lederer’s leadership and his senior team, they’ve been driving a lot of change.

<Q - Edward J. Kelly>: Now you’re just starting category management. Where are they in that process?

<A - William J. DeLaney>: They are a little further along chronologically and they’ve got some people that frankly have more experience in that area on the retail side. I would say they’ve done somewhat different than ours, perhaps focusing more on the vendor management side and we focus more on the assortment and that type of thing. So, they’re both compatible and in the end, you end up at the same place which is you want good process, you want good assortment, you want innovation, and you really want to solidify your relationships with the vendor community. So I’d say, we’ve gone about it a little bit differently. They’re somewhat ahead but they’ve got really good expertise in that area as well.

<Q - Edward J. Kelly>: Okay, great. Thank you.

<A - William J. DeLaney>: Sure.

Operator

[Operator Instructions] Our next question will come from John Ivankoe with JPMorgan.

<Q - John W. Ivankoe>: Hi. Thanks. I’m sorry if I didn’t pick this up, but at least in our model, the majority of growth that we model in earnings for Sysco from fiscal 2014 to fiscal 2015 is due to net benefits from business transformation that you previously identified. And I mean, I guess it wasn’t immediately obvious to me is if the $600 million is an addition to that business transformation benefit that we were already modeling in fiscal 2015 and I guess if you kind of do those numbers or kind of beginning to approach something like $1 billion for example. So I mean is that inclusive of or it in addition to?

<A - Robert Chris Kreidler>: It’s in addition to. So we have a base model in which we model all of our initiatives. So that’s the $600 million that we’ve talked about in terms of our business transformation. Bill commented earlier, we’re halfway through that and we’re a little more than half the benefit through that, right. So that’s still in our model. In addition, we believe once we complete this transaction and then start the integration process, there’s at least another $600 million of synergies by combining the two companies.

<Q - John W. Ivankoe>: Okay. I understand that. And then secondly, what percentage of the addressable U.S. chain business and obviously some of that like McDonald’s for example isn’t available. But are they addressable chain business the two businesses have? I mean is there any circumstance that you may arise where the chain businesses are too competitive with each other and don’t want to be serviced by the same supplier, in other words what’s served by Sysco today and US Foods today that might not necessarily be served by the two of you tomorrow?

<A - William J. DeLaney>: I don’t - we don’t have a number on that, John. I would tell you that, if there’s a restaurant change, there’s obviously other large contract customers that we both have in other segments. The only thing I would tell you is is you tend to earn that business by market and those big contract customers have a lot of leverage with the suppliers. So there’s a good balance there in terms of the negotiations that we have with those big customers. But historically, when you look at some of the big customers we have, we’ve grown by market over the years.

<Q - John W. Ivankoe>: All right. And presumably they have an equivalent business to SYGMA, and if so, what is that business as a percentage of their revenue?

<A - Robert Chris Kreidler>: Well, they have or at least in the past it was a completely separate business, which has been substantially merged into their broadline business if you will. I couldn’t tell you the percentage of their revenues of that business, because it’s fairly well integrated now.

I mean, back to the previous question, there are, as we’ve said and continue to say, there are tremendous number of competitors in this business including some that service large chain and regional chain customers. And even those large customers, again, typically you get it market by market, that’s the way you have earn the business. And so we may be doing the chain customers’ markets in the Southwest, and they may be doing the chain customers’ markets in the Northeast or one of the other competitors may be doing them in the Northeast. So there is plenty of competition out there even for the chains.

<Q - John W. Ivankoe>: Okay. Thank you.

<A - William J. DeLaney>: Welcome.

Operator

Thank you. And that’s all the time we have for questions for today. And that concludes our conference. We thank you for your participation. Have a great day.